WashTec AG

WashTec AG • Argonstrasse 7 • D-86153 Augsburg

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

May 4, 2010

Re: *Washtec AG*
Exemption Number: 82-04888

Dear Sir or Madam,

In connection with Washtec AG exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), enclosed please find our press releases of **May 3rd, 2010** and **May 4th, 2010** regarding the foundation of a subsidiary in Canada (**"WashTec extends own sales & service network into Canada"**) and the release of Q1 2010 report (**"Significantly improved operating result (EBIT) in the first quarter of 2010"**).
The Bank of New York acts as Depositary bank for the above referenced company under the Form F-6 registration statement number 333-10000 which was declared effective by the SEC on March 18, 1999.

Sincerely,

WashTec AG

p.o. F. Fitter

p.o. Florian Fitter

dlw 5/13



Press release

WashTec extends own sales & service network into Canada

Augsburg, May 3, 2010 – Mark VII Equipment Inc., the US subsidiary of WashTec AG, the leading supplier of innovative solutions for the carwash business worldwide, is extending its operation into Canada. The Canadian market is a well established car wash market with profitable car wash operations. It provides promising opportunities for selling and servicing Mark VII and WashTec Car Wash equipment. The customers are mainly major oil companies or larger operating chains.

Direct operations in Canada will be carried out by the newly established subsidiary of Mark VII. Over the coming months local Sales and Service platforms will be added for a nationwide network.

A key trigger for this step is a cooperation agreement with Shell Canada for the provision of equipment and services. In 2010 WashTec will invest several million US-Dollars into establishing the sales & service network in Canada.

"We are excited to have won the cooperation agreement with Shell in Canada. The set-up of a direct sales and service organization in Canada will ensure that all WashTec and Mark VII customers in Canada will receive high quality service and support," said Thorsten Krüger, CEO of WashTec AG.

"Furthermore, this step puts us in a good position to gain a substantial share in the Canadian market over the next years. We expect to see a further growth in revenues for 2011 together with a positive earnings contribution," Thorsten Krüger added.



Press Release

Significantly improved operating result (EBIT) in the first quarter of 2010:

- **2.4% revenue growth to € 55.9m (prior year: € 54.6m) due to increase in equipment sales**
- **Significant improvement in operating result (EBIT) to € -0.3m (prior year: € -2.5m)**
- **Formation of subsidiary in Australia**

Augsburg, May 04, 2010 – In the first quarter of 2010, the WashTec Group generated revenues of € 55.9m (€ 1.3m or 2.4% higher than in Q1 2009), as a result of a 5.9% increase in equipment sales. Revenues in the service and operations business remained stable, while wash-chemical revenues declined by 12.5% due to the severe winter in the heart of Europe. This forced many car wash operators to close their doors temporarily in January and February due to snow and very low temperatures.

Operating result (EBIT) rose by € 2.2m to € -0.3m (prior year: € -2.5m) as a result of the continuous cost and efficiency measures. After adjusting for non-recurring effects of € -0.5m for start-up costs in Australia (Q1 2009: € -0.8m for trade receivable write-off in Southern Europe), the operating result equals € 0.2m (prior year: € -1.7m).

Significant improvements were also made in the net cash flow with € 3.4m compared to € -1.3m last year.

Forecast

The results of the first quarter of 2010 confirm the Company's expectations for the full year 2010: Investments into new equipment by customers will not substantially increase this year. Despite little top-line growth, due to cost and efficiency measures, profitability will increase.

The current difficult market environment for equipment sales offers WashTec opportunities to strengthen its position in the market through acquisitions or investments on favourable terms and conditions. WashTec will actively exploit such opportunities, as done by starting-up its own operations in Australia in early April 2010. It is expected that additional opportunities for acquisitions will emerge. This will extend WashTec's position as market leader and lay the foundation for future growth. For 2010, WashTec will also continue to invest in product innovations in Europe and the United States, as well as in efficiency measures in connection with its international production sites and the service business.

In the mid-term, WashTec expects a recovery of the markets and therefore plans to return to its targeted growth rates of 4–7% per annum combined with a disproportionate increase in earnings.

The mid- and long-term outlook remains favorable. The further expansion of offerings along the carwash value chain, the increase in market share above all in North America and growth in countries with a growing car population will lead to an increase in revenues. Together with the general economic recovery, WashTec aims to reach an EBIT margin of over 12% in the long-term.

Overview of key performance indicators:

€m, IFRS	Q1/2010	Q1/2009
Revenues	55.9	54.6
EBITDA	2.0	-0.4
EBIT	-0.3	-2.5
EBIT adjusted for non-recurring effects	0.2	- 1.7
EBT	-0.8	-3.1

The full interim report may be downloaded at www.washtec.de.

WashTec AG
Argonstrasse 7
86153 Augsburg
Tel. +49-821/55 84-0
Fax +49-821/55 84-12 04

Board of management:
Thorsten Krüger (spokesman)
Christian Bernert

Chairman of supervisory board:
Michael Busch

HRB 81
commercial register Augsburg